

<u>*By Electronic Mail*</u>

February 6, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Series Portfolios Trust
         Issuer CIK: 0001650149
         Issuer File Number: 333-206240/811-23084
         Form Type: 8-A12B
         Filing Date: February 6, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated November 30, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Unusual Whales Subversive Democratic Trading ETF (NANC)
- Unusual Whales Subversive Republican Trading ETF (KRUZ)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications